SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                ----------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 9)

                                ----------------

                        Wallace Computer Services, Inc.
                           (Name of Subject Company)

                                   FRDK, INC.
                           MOORE CORPORATION LIMITED
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS
                         (Title of Class of Securities)
                                   932270101
                     (CUSIP Number of Class of Securities)

                             JOSEPH M. DUANE, ESQ.
                                   FRDK, INC.
                             1 FIRST CANADIAN PLACE
                        TORONTO, ONTARIO, CANADA M5X 1GF
                                 (416) 364-2600
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidder)
                              -------------------

                                    COPY TO:

                            DENNIS J. FRIEDMAN, ESQ.
                              DAVID M. WILF, ESQ.
                          DAVID M. SCHWARTZBAUM, ESQ.
                             CHADBOURNE & PARKE LLP
                              30 ROCKEFELLER PLAZA
                               NEW YORK, NY 10112
                                 (212) 408-5100



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                  FRDK,  Inc.  and Moore  Corporation  Limited  hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended, the "Statement"), originally filed on August 2, 1995, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, and 8 with respect to their offer to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Wallace Computer Services, Inc., a Delaware corporation (together with the associated preferred stock purchase rights), as set forth in this Amendment No. 9. Capitalized terms not defined herein shall have the meanings assigned thereto in the Statement.

                 ITEM 10.      ADDITIONAL INFORMATION.

                  On September 19, 1995, the United States District Court for the District of Delaware (the "Delaware Court") issued an opinion (the "Opinion") and an order (the "Order") denying the Company's motion to dismiss the action commenced by Moore and the Purchaser against the Company in the Delaware Court (the "Moore Action"). The Company had moved to dismiss the Moore Action on the grounds that (1) the Moore Action is not ripe for adjudication; and (2) Moore and the Purchaser brought the action in bad faith in an effort to forum shop. In the Opinion, the Delaware Court concluded that the Moore Action "is ripe and that Moore cannot be said to have engaged in forum shopping to such a degree as to warrant depriving Moore of its chosen forum." Accordingly, the Delaware Court issued the Order denying the Company's motion to dismiss the Moore Action. A copy of the Opinion and the Order are attached hereto as Exhibit
(g)(9) and the foregoing description is qualified in its entirety by reference to such exhibit.

                  On September 20, 1995, Moore and the Purchaser issued a press release, a copy of which is attached hereto as Exhibit (a)(16) and is incorporated herein by reference.

                 ITEM 11.      MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(16)    Press Release, dated September 20, 1995.

                  (9)(9) Opinion and Order, each dated September 19, 1995, issued by the United States District Court for the District of Delaware.



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                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 20, 1995


                                                    FRDK, Inc.


                                                    By:    /s/ Joseph M. Duane

                                                    Name:     Joseph M. Duane
                                                    Title:    President



                                                    MOORE CORPORATION LIMITED


                                                    By:     /s/ Joseph M. Duane

                                                    Name:     Joseph M. Duane
                                                    Title:    Vice President and
                                                               General Counsel


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                                                  1

                                 EXHIBIT INDEX



                 (a)(15)     Press Release, dated September 20, 1995.

                 (g)(9) Opinion and Order, each dated September 19, 1995, issued by the United States District Court for the District of Delaware.